Exhibit 99.1

Kandi Technologies Acquires Controlling Stake in Xinchu New Energy

Establishes Kandi’s entry into backup power and energy storage solutions for rapidly-
growing AI data center market

Jinhua, China, June 29, 2026 (GLOBE NEWSWIRE) -- Kandi Technologies Group, Inc. (“Kandi” or the “Company”) (NASDAQ GS: KNDI), a global innovator in intelligent equipment and a technology-driven platform company, today announced that it has entered into certain investment agreements to acquire a 51% controlling stake in Hangzhou Xinchu New Energy Technology Co., Ltd. (“Xinchu”), an emerging provider of lithium battery backup power and battery management systems for data centers and telecom base stations, for a total cash consideration of RMB20 million (approximately US$2.9 million). The transaction is expected to close in July 2026.

This investment marks Kandi’s strategic expansion into the global AI data center backup power and energy storage market, where demand is surging as AI infrastructure deployment accelerates. Founded by a team with extensive experience in data center backup power systems and telecom base station across Southeast Asia, the Middle East, and Africa, Xinchu designs, manufactures and deploys lithium battery solutions engineered to support the stringent power quality and reliability requirements of AI data centers and high-density GPU computing environments.

Xinchu’s core offerings include UPS lithium battery packs, high-rate backup power cabinets capable of 6C discharge and millisecond-level response time, proprietary Battery Management Systems (BMS), and a BMS platform that provides intelligent monitoring and system management capabilities. Xinchu’s commercial roadmap encompasses data center uninterruptible power supply (UPS) and Artificial Intelligence Data Center (AIDC) backup power solutions, and telecom base station backup power as its primary revenue streams. Its intelligent BMS platform serves as an orchestration hub for power network management and optimization. Together, these capabilities position Xinchu to expand its products and service offerings beyond hardware into higher-margin software and services over time.

“The rapid buildout of AI computing infrastructure worldwide depends on the underlying energy framework, power delivery, and system reliability, driving demand for next-generation power solutions,” said Chen Feng, Chief Executive Officer of Kandi. “This investment gives Kandi direct exposure to the energy infrastructure that enables AI compute at scale, establishing our position in an early-stage, structurally critical market that is poised for long-term global expansion.”

Unlike conventional data center applications, AI workloads generate rapid and sharp power fluctuations, requiring backup power systems capable of millisecond-level response time, high-rate discharge performance, and proactive power quality management. Grid reliability constraints in certain markets with underserved utility power infrastructure are emerging as a critical bottleneck to the continued deployment of AI infrastructure. These conditions are accelerating global demand for on-site backup power and energy storage solutions, creating significant market opportunities in regions where Xinchu has already established a meaningful commercial presence and execution capabilities.

The Company plans to support Xinchu’s growth through targeted capital allocation for product development and market expansion. Xinchu is also expected to leverage Kandi’s global supply chain to enhance procurement efficiency and support cost optimization initiatives.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (NASDAQ GS: KNDI) is a global innovator in intelligent equipment and a technology-driven platform company. Headquartered in Jinhua, China, the Company’s primary focus is on intelligent mobility solutions, with a strategic emphasis on the North American market, while actively pursuing opportunities in battery swap equipment, intelligent robotics and other emerging high-tech areas. Through its subsidiaries, Kandi Technologies leverages its robust manufacturing capabilities and technological expertise to deliver innovative products for a wide range of commercial and consumer applications.

For more information, please visit ir.kandigroup.com. The Company routinely posts important updates on its website.

For investor and media inquiries, please contact:

Kandi Technologies Group, Inc.

Kewa Luo

Tel: +1 (212) 551-3610

Email: IR@kandigroup.com

Piacente Financial Communications

Brandi Piacente

Tel: +86-10-6508-0677

Email: Kandi@thepiacentegroup.com